AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

LOVE SUN BODY LLC

September 1, 2017

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
LOVE SUN BODY LLC

SECOND AMENDED AND RESTATED OPERATING AGREEMENT of LOVE SUN BODY LLC dated as of September 1, 2017, by and among and those Persons identified in Schedule A and all other persons that subsequently from time to time become Members of the Company.

WITNESSETH:

WHEREAS, the Company was formed on September 17, 2012 under the Delaware Act; and

WHEREAS, the Class A-B Members entered into the First Amended and Restated Operating Agreement to establish the respective rights and obligations of the Members of the Company;

WHEREAS, in connection with the sale and issuance of Class C Membership Interests, the Members desire to amend and restate the First Amended and Restated Operating Agreement in its entirety;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Members agree as follows:

ARTICLE I
DEFINITIONS

1.1   Definitions. All capitalized terms used in this Agreement and not otherwise defined have the meanings set forth in Schedule B.

ARTICLE II
ORGANIZATION

2.1   Formation and Qualification. The founding Members formed the Company as a limited liability company under the Delaware Act by filing the Certificate of Formation in the office of the Delaware Secretary of State on September 17, 2012.

2.2   Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, including the Delaware Act, without regard to Delaware's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Delaware Act, this Agreement shall govern to the extent permitted by the Delaware Act.

2.3   Name. The name of the Company shall be "LOVE SUN BODY LLC." The business of the Company may be conducted under that name or, in compliance with applicable laws, any other name that the Board deems appropriate or advisable. The Board on behalf of the

Company shall file any certificates, articles, fictitious business name statements and the like, and any amendments and supplements thereto, as the Board considers appropriate or advisable.

2.4 **Term.** The term of the Company commenced on the filing of the Certificate of Formation and shall be perpetual unless dissolved as provided in this Agreement.

2.5 **Office and Agent.** The principal office of the Company shall be at such place or places of business within or without the State of Delaware as the Board may determine. The Company shall continuously maintain a registered agent in the State of Delaware as required by the Act. The registered agent shall be as stated in the Certificate of Formation or as otherwise determined by the Board.

2.6 **Purpose of Company.** The purpose of the Company is to engage in any lawful activity for which a limited liability company may be organized under the laws of the State of Delaware.

2.7 **Accounting Period.** The accounting period of the Company shall be the 12 months ending December 31, unless otherwise agreed upon by the Board.


ARTICLE III
MEMBERSHIP INTERTESTS


3.1 **Members.** The Members of the Company as of the Effective Date are the Members who are identified in Schedule A.

3.2 **Membership Interests.** The Company is authorized to issue Class A-B Membership Interests and Class C Membership Interests, each such class having the rights and privileges set forth in this Operating Agreement. The Board may from time to time create and issue additional Classes of Membership Interests having such rights and privileges as it shall determine. Class A-B Members and Class C Members shall have equivalent rights to enjoy the benefits associated with Membership Interests, including the right to a share of profits and losses of the Company and the right to receive Distributions in proportion to the number of Units each of them hold, with the exception of special rights held by the owners of Class C Membership Interests set forth in Section 3.4, below. Members do not have voting rights.

3.3 **Class A- B Members.** Upon the execution of this Agreement, all existing Class A Membership Interests and Class B Membership Interests shall be converted into Class A-B Membership Interest as set forth on Schedule C, and the Class A Membership Interests and Class B Membership Interests shall cease to exist.

3.4 **Rights of Class C Members.** In addition to the general rights and privileges associated with all Membership Interests of the Company, Class C Members shall have the following rights:

(a) **Class C Liquidation Preference.** Upon the occurrence of a Liquidity Event, the Company shall make Distributions of the net proceeds thereof, after the payment of all of the Company's debts, as follows:

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(i)   *first*, to the Class C Members, until each Class C Member has received an aggregate amount equal to the original purchase price he, she or it paid for their Class C Membership Interest, taking into account any Distributions made to the Class C Member prior to the Liquidity Event; and

(ii)   *second*, to all Members with positive Capital Account balances (if the available proceeds are insufficient to make all such payments, the available proceeds shall be allocated proportionately among Members with positive Capital Account balances, with the amount to be paid to each such Member to be determined by multiplying (a) the total proceeds available for Distribution to the Members with positive Capital Account balances by (b) a fraction, the numerator of which is the particular Member's positive Capital Account balance, and the denominator of which is the total of all positive Capital Account balances; and

(iii)   third, to all Members, in proportion to their respective Membership Interests.

In the event any Class C Membership Interest is Transferred, upon a Liquidity Event the Transferee's preference payment pursuant to clause (i) above shall be equal to the original purchase price paid by the original owner of the Transferred Class C Membership Interest less any Distributions made with respect to the Transferred Class C Membership Interest to any owner thereof from the date of its original issuance through the date of the Liquidity Event.

(b)   **Pre-emptive Rights.** If the Company issues any New Securities, Class C Members shall have the right to purchase their Pro-rata Share of the total number of New Securities to be offered for the same price and on the same terms that the New Securities will be offered to other investors. If the Company intends to make an offering of New Securities it will deliver written notice thereof to the Class C Members stating the principal terms of the offering and the holder's Pro-rata Share. Class C Members may elect to exercise their right to participate in the purchase of New Securities by delivering a written notice of exercise to the Company not later than 15 days after its receipt of the Company's notice. If any Class C Member does not exercise its rights under this Section 3.4(b) in any particular instance in which the Company offers New Securities, such decision not to exercise their rights shall not constitute a waiver of such rights with respect to any subsequent issuance by the Company of New Securities.

(c)   **Co-Sale Rights.** If at any time a Founder receives a Purchase Offer that the Founder desires to accept, and no Drag-Along Notice has been provided with respect to the intended transaction, the Founder shall deliver a Co-Sale Notice to each Class C Member. Each Class C Member shall have to require the prospective purchaser to purchase a portion of the Class C Member's Class C Units equivalent to the portion of the Founder's Units proposed to be sold by him. For example, if a Co-Sale Notice provides for the sale by a Founder of 25% of his Units, then each Class C Member shall be entitled to sell up to 25% of their Class C Units on the same terms. Any Class C Member that desires to exercise their right to sell Units pursuant to this Section 3.4(c) may do so by delivering a Co-Sale Acceptance Notice to the Founder that delivered the Co-Sale Notice not later than five (5) business days after their receipt of the Co-Sale Notice. Any failure by a Class C Member to deliver a Co-Sale Acceptance Notice prior to the expiration of the foregoing five (5) business day period shall be deemed to have waived their rights under this Section 3.4(c) with regard to the specific transaction set forth in the Co-Sale Notice. If the prospective purchaser does not desire to purchase all of the Units proposed for sale

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by the Founder and by Class C Members that exercise rights under this Section 3.4(c), then the number of Units that may be sold in the transaction by the Founder and each participating Class C Member shall be determined by multiplying (A) the total number of Units the purchaser is willing to purchase by (B) a fraction, the numerator of which is the number of Units desired to be sold by a particular Member that desires to participate in the transaction and the denominator of which is the total number of Units desired to be sold by all Members participating in the transaction. The execution of such documentation as may be requested by the purchaser of the Units shall be a condition to a Class C Member's participation in a transaction under this Section 3.4(c). For clarification, the rights granted to Class C Members pursuant to this Section 3.4(c) shall not apply to Permitted Transfers.

3.5 **Ownership Percentage.** The Members shall have the initial Ownership Percentages set forth in Schedule A. Ownership Percentages shall be adjusted as Membership Interests are sold, and as new Members are admitted to the Company as contemplated in Section 3.9, provided that no such adjustment will be given retroactive effect.

3.6 **Drag-Along Rights.** If at any time one or more Members that collectively own fifty percent (50%) or more of the issued and outstanding Units desire to sell all (but not less than all) of their Units in one or a series of related bona fide arm's-length transactions to any Person (other than pursuant to a Permitted Transfer), then the Drag-Along Sellers shall deliver a Drag-Along Notice to all of the other Members. All Members shall be obligated to, and shall, Transfer to the purchaser identified in the Drag-Along Notice all of their Units on the terms set forth in the Drag-Along Notice. At the closing of any Drag-Along Transfer, all Members shall (i) execute and deliver such agreements for the purchase of all of their Units, and such other documents and instruments reasonably requested by the purchaser, as the Drag-Along Sellers shall execute and deliver in connection with the Drag-Along Transfer transaction, (ii) deliver to the purchaser all of their Units, free and clear of all liens, claims and encumbrances of whatever kind and nature, together with appropriate instruments of transfer, and (iii) receive in exchange therefor the same form of consideration that is received by the Drag-Along Sellers, on the same terms and conditions as the Drag-Along Sellers; *provided, however,* notwithstanding anything to the contrary herein, that the aggregate purchase price payable to the Members in the Drag-Along Transfer shall be distributed to the Members pursuant to Section 3.4(c) as if such sale were a Liquidity Event. The Drag-Along Sellers shall provide the other Members with all information reasonably requested by any of them with regard to the Drag-Along Transfer. Notwithstanding the foregoing, the terms of the proposed Drag-Along Transfer shall not (i) require any representations and warranties to be made directly by any Member that owns less than five percent (5%) of the issued and outstanding Units, except with respect to such Member, severally and not jointly, in respect of such Member's authority, ownership and ability to convey title to their Units, or (ii) require any non-competition or similar restriction to be executed by any such Member. Any indemnification obligations or purchase price adjustments in connection with any such Transfer will be several and not joint among all Members, and will be borne by each Member only up to an amount equal to the lesser of (i) such Member's pro rata share (based on the number of Units sold) of such indemnification obligation and (ii) the net aggregate sale proceeds received by such Member pursuant to such Transfer.

3.7 Limitation of Liability of Members.

(a) **Limitation of Liability.** Each Member's liability shall be limited as set forth in this Agreement, the Delaware Act and other applicable law. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

(b) **Distributions.** A Member who rightfully receives the return of any portion of a Capital Contribution is liable to the Company only to the extent now or hereafter provided in the Delaware Act. A Member who receives a Distribution made by the Company in violation of this Agreement or made when the Company's liabilities exceed its assets (after giving effect to such Distribution) shall be liable to the Company for the amount of such Distribution.

3.8 Limitations on Members. No Member, in their capacity as Members, shall, without the prior written consent of the Board or the CEO, take any action on behalf of, or in the name of, the Company, or enter into any contract, agreement, commitment or obligation binding upon the Company, or perform any act in any way relating to the Company or the Company's assets. No Member (acting in their capacity as a Member) may represent to any third party that such Member may act alone on behalf of the Company. No provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

3.9 New Members.

(a) **Procedure for Admission of New Members.** New Members may be admitted from time to time only if such new Member (i) is approved by the Board; (ii) delivers to the Company his required capital contribution; (iii) agrees in writing to be bound by the terms of this Agreement by becoming a party hereto; and (iv) delivers such additional documentation as the Board shall reasonably require to so admit such new Member to the Company.

(b) **No Retroactive Adjustments.** No Members admitted after the date of this Agreement shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Board may, at the time a new Member is admitted, close the books and records of the Company (as though a Fiscal Year has ended) or make pro rata allocations of loss, income and expense deductions to such Member for that portion of the Fiscal Year in which such Member was admitted, all in accordance with Section 706 of the Code and Treasury Regulations thereunder.

3.10 Members Have No Exclusive Duty to the Company. Members are free to have other business interests and are not required to conduct such interests through the Company. Notwithstanding the foregoing, no Member nor any Affiliate of any Member may use any property of the Company unless it is exclusively for the benefit of the Company.

3.11 Representations of Members. Each Member hereby represents and warrants to the Company as follows:

(a)   This Agreement is legally binding upon such Member in accordance with its terms, except that enforcement of this Agreement is subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding thereafter may be brought.

(b)   The execution, delivery, and performance by such Member of this Agreement will not: (i) violate the provisions of any order, judgment, or decree of any court or other governmental agency of any arbitrator applicable to such Member; (ii) result in a material breach of or constitute (with due notice or lapse of time or both) a material default under any contract or agreement to which such Member is a party or by which such Member is bound; (iii) violate any law, rule or regulation to which such Member is subject; or (iv) if the Member is a business entity or trust, violate any provision of its governing documents.

3.12   Priority and Return of Capital. Except as otherwise set forth in Section 3.4(a), no Member shall have priority over any other Member, whether for the return of a Capital Contribution or for Net Profits, Net Losses or a Distribution.

3.13   Confidentiality. Each Member shall keep all confidential and proprietary information regarding the Company ("**Confidential Information**") strictly confidential and shall not use Confidential Information for any purpose other than to carry out the business of the Company. The foregoing shall not preclude Members who are Managers or officers from disclosing Confidential Information to other parties to the extent they determine it to be reasonably necessary and appropriate to further the Company's business interests, subject to having such other parties sign such confidentiality agreements as the CEO may determine to be appropriate. If any Member withdraws from the Company for any reason, the obligations set forth in this Section 3.13 shall continue to be applicable to him or her after the date such Person ceases to be a Member. Notwithstanding the foregoing, the foregoing restrictions shall not apply to information that (i) was known by the Member prior to the date of this Agreement without any obligation to treat such information as confidential or (ii) is in the public domain at the time of disclosure to the Member, or that subsequently becomes part of the public domain through no fault of the Member. In addition, no Member will be deemed to have breached his or her obligations under this Section 3.13, if he or she discloses Confidential Information pursuant to any legal obligation to do so, such as (but not limited to) a subpoena, provided that any Member that becomes subject to any legal obligation to disclose Confidential Information shall, to the extent permitted by law, promptly notify the Board that he or she is subject to such legal obligation.

3.14   Transactions with Members. Subject to the approval of the Board (with any interested Manager abstaining on the vote) any Member may lend money to and receive loans from the Company, act as an employee, independent contractor, lessee, lessor, or surety of the company, and transact any business with the Company that could be carried out by someone who is not a Member; and the Company may receive from or pay to any Member remuneration, in the form of wages, salary, fees, rent, interest, or any form that the Board deem appropriate.

ARTICLE IV
MANAGEMENT

4.1   **Board of Managers.** The management of the Company is vested in the Board. The Board shall initially consist of the Founders. The Board may, at any time by majority vote (including but not limited to the affirmative vote of Dr. Terry Zickerman, which shall in all cases be required), add additional Managers or require any Board member to step down, provided that so long as Terry Zickerman retains a Membership Interest he shall be a member of the Board.

4.2   **Officers.**

(a)   **Appointment of Officers.** The Board may appoint officers of the Company who, to the extent provided by the Board, may have and may exercise some or all the powers and authority of the Managers in the conduct of the business and affairs of the Company. The officers of the Company may consist of a Chief Executive Officer, a President, a Treasurer, a Secretary, or other officers or agents as may be elected or appointed by the Board. The Board may provide rules for the appointment, removal, supervision and compensation of such officers, the scope of their authority, and any other matters relevant to the positions. The officers shall act in the name of the Company and shall supervise its operation, within the scope of their authority, under the direction and management of the Board. Any action taken by a duly authorized officer, pursuant to authority granted by the Board in accordance with this Agreement, shall constitute the act of and serve to bind the Company, and each Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

(b)   **Chief Executive Officer.** Dr. Terry Zickerman shall serve as Chief Executive Officer of the Company for so long as he retains a Membership Interest and desires to remain in such position, with full authority to enter into contracts, agreements, commitments and other obligations binding upon the Company and to otherwise oversee and conduct the day to day operations of the Company.

4.3   **Limitation of Liability of Officers and Managers; Indemnification.** Managers or any other Person exercising management powers or responsibilities for or on behalf of the Company shall not have personal liability to the Company or its Members for damages for any act or failure to act, provided that nothing in this Section 4.1(d) shall eliminate or limit the liability of any such Person if a judgment or other final adjudication adverse to him establishes that his or her acts or omissions (i) were in breach of the Person's duty of loyalty to the Company or any of its Members, (ii) were not taken in good faith or involved intentional misconduct or a knowing violation of law, or (iii) constitute a material breach of this Agreement or the Certificate of Formation. The Company shall indemnify its Managers and officers to the fullest extent permitted by applicable law for any actions taken by them in their capacity as Managers and officers; provided, however, that the Company shall not be required to indemnify any officer or Manager from any loss, expense or damage which such officer or Manager may suffer as a result of acts or omissions that (i) were in breach of the Manager's duty of loyalty to the Company or any of its Members, (ii) were not taken in good faith or involved intentional misconduct or a knowing violation of law, or (iii) constitute a material breach of this Agreement or the Certificate of Formation.

4.4   **Insurance.** The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Manager, officer or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Manager, officer or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under Section 4.3 or under applicable law.

4.5 **Meetings of the Board.**

(a) **Meetings of Board.** No regular, annual, special or other meetings of Board are required to be held. Any action that may be taken at a meeting of Board may be taken without a meeting by written consent in accordance with the Delaware Act. Meetings of the Board, for any purpose or purposes, may be called at any time by a majority of the Board, or by the CEO of the Company, if any. The Board may designate any place as the place of meeting for any meeting of the Board. If no designation is made, the place of meeting shall be the principal place of business of the Company.

(b) **Notice of Meetings.** In the event that a meeting of the Board is called, written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five nor more than sixty business days before the date of the meeting unless otherwise provided, either personally or by mail, by or at the direction of the Manager calling the meeting, to each Manager. Notice of a meeting need not be given to any Manager who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Manager.

(c) **Record Date.** For the purpose of determining Board entitled to notice of or to vote at any meeting of Board or any adjournment thereof, the date on which notice of the meeting is provided shall be the record date for such determination of the Board. When a determination of Board has been made as provided in this Section, such determination shall apply to any adjournment thereof.

(c) **Quorum.** Fifty percent (50%) of the Managers shall constitute a quorum at any meeting of Board. In the absence of a quorum at any such meeting, a majority of the Board so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. However, if the adjournment is for more than sixty days, or if after the adjournment a new record date is fixed for another meeting, a notice of the adjourned meeting shall be given to each Manager. The Managers present at a duly organized meeting may continue to transact business only as previously provided on the agenda until adjournment, notwithstanding the withdrawal during such meeting of that number of Managers whose absence would cause less than a quorum.

(d) **Voting.** If a quorum is present, a vote of the majority of the Managers so represented (which shall include the affirmative vote of Dr. Terry Zickerman, unless he abstains from voting) shall be the act of the Managers, unless the vote of a greater number is otherwise required by the Act, by the Certificate of Formation or by this Agreement.

4.6 **Expense Reimbursement.** Each Manager and officer will be reimbursed for all usual and customary expenses incurred by them in the ordinary course of business on Company matters in accordance with the Company's expense reimbursement policies that may be adopted from time to time, including submission of invoices and other reasonable evidence of such expenses.

ARTICLE V
CAPITAL ACCOUNTS

5.1   Capital Accounts.

(a)   **Capital Account.** A separate capital account shall be maintained for each Member in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations, including the rules permitting revaluations of the Company's property pursuant to Section 1.704-1(b)(2)(iv)(f). The capital account of each Member shall be increased by (i) the amount of any cash and the fair market value of any property contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), (ii) the amount of income or profits allocated to such Member. The capital account or accounts of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his ownership interest), (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

(b)   **Maintenance of Capital Accounts.** Except as my be otherwise required under the Delaware Act, no Member shall be obligated to restore any negative balance in his Capital Account or have any liability to other Members or creditor of the Company. No Member shall be compensated for any positive balance in his Capital Account except as otherwise expressly provided herein. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations.

(c)   **Transfers.** Upon a Transfer of a Membership Interest in the Company, the Capital Account of the Transferring Member shall, to the extent not paid to the Transferring Member at the time of the Transfer, become the Capital Account of the Person to which or whom such Membership Interest is Transferred in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

(d)   **Modifications.** The manner in which Capital Accounts are to be maintained pursuant to this Section is intended to comply with the requirements of Section 704(b) of the Code. If in the opinion of the Board the manner in which Capital Accounts are to be maintained pursuant to this Agreement should be modified to comply with Section 704(b) of the Code, then the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(e)   **Withdrawal or Reduction of Capital Accounts.**   A Member shall not receive from the Company any portion of such Member's Capital Account, excluding Distributions contemplated under Section 6.6, unless a liquidation, dissolution or winding up of the Company occurs and until all indebtedness and liabilities of the Company, except any indebtedness, liabilities or obligations to Members on account of their Capital Contributions and Capital Accounts, have been paid or there remains property of the Company, in the sole determination of the Board, sufficient to pay them. A Member, irrespective of the nature of such Member's Capital Contribution, has only the right to demand and receive cash in return for cash deposited in his Capital Account.

5.2 Additional Contributions. No Member shall be obligated, at any time, to guarantee or otherwise assume or become liable for any obligations of the Company or to make any additional Capital Contributions advances or loans to the Company, unless such obligations are specifically accepted and agreed to by such Member.


ARTICLE VI
ALLOCATIONS AND DISTRIBUTIONS


6.1   Allocations of Profits and Losses.

(a)   Except as otherwise provided in this Operating Agreement, the Net Profits and Net Losses for each Fiscal Year shall be allocated to each of the Members in proportion to their Ownership Percentage (*i.e.,* an individual Member's allocation of Net Profits or Net Losses for a Fiscal Year will equal [i] the total Net Profits for the year multiplied by [ii] the Member's Ownership Percentage for the period for which the calculation is made).

(b)   Tax credits resulting from any Company transaction shall be allocated among the Members in the same proportions as they share Net Profits or Net Losses for the year of the credit.

6.2   Section 704(c) Allocations.   Notwithstanding the provisions of Section 6.1:

(a)   If any Member contributes property to the Company, all items of income, gain, loss or deduction (including depreciation and amortization deductions) with respect to such property shall be allocated among the Members for tax purposes in accordance with the principles of Section 704(c) of the Code and the Treasury Regulations thereunder (including, but not limited to, Treasury Regulation Section 1.704-3(b) setting forth the "traditional method" for making Section 704(c) allocations).

(b)   If, as the result of a proper revaluation of Company property and the Members' Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f), property is reflected in the Capital Accounts and on the books of the Company at a book value that differs from the adjusted tax basis of such property, then income, gain, loss and deductions (including depreciation and amortization deductions) with respect to such property shall be allocated among the Members in the same manner as under Section 704(c) of the Code and the Treasury Regulations thereunder, including Treasury Regulation Section 1.704-1(b)(4)(i).

(c) If applicable, the New York City Unincorporated Business Tax ("**UBT**") of the Company shall be allocated among the Members in such manner as shall charge each Member with the UBT attributable to such Member's share of the Company's income and gain for UBT purposes. In this regard, to the extent that UBT is attributable to Company payments received, directly or indirectly, by a Member, which were not allowable by the Company for UBT purposes, such UBT shall be charged entirely to the Member receiving, directly or indirectly, such payments.

6.3 Tax Allocations Generally. Anything contained herein to the contrary notwithstanding, the requirements set forth in Treasury Regulations Sections 1.704-1 and 1.704-2 which are imposed for allocations to have economic effect or to be consistent with the Members' interest in the Company are hereby incorporated by reference as if fully set forth herein.

6.4 Minimum Gain Chargeback Provisions. Notwithstanding any other provision of this Operating Agreement, the following allocations shall be made prior to any other allocation under this Operating Agreement:

(a) If there is a net decrease in Company Minimum Gain[1] during any Fiscal Year so that an allocation is required by Treasury Regulation Section 1.704-2(f)(l), items of income and gain shall be allocated to Members in the manner and to the extent required by such provision of the Treasury Regulations (provided, however, that any reference to a partner in the Treasury Regulations shall be deemed to refer to a Member). This provision is intended to be a minimum gain chargeback within the meaning of Treasury Regulations Section 1.704-2(f) and shall be interpreted and applied consistently therewith.

(b) If there is a net decrease in Member Nonrecourse Debt Minimum Gain[2] attributable to a Member Nonrecourse Loan[3] during any Fiscal Year so that an allocation is required by Treasury Regulations Section 1.704-2(i)(4), items of income and gain shall be allocated in the manner and to the extent required by such provision of the Treasury Regulations (provided, however, that any reference to a partner in the Treasury Regulations shall be deemed to refer to a Member).

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[1] "Company Minimum Gain" means the excess of liabilities to which property of the Company is subject and for which no Member has any economic risk of loss, over the adjusted basis of such property for federal income tax purposes or, if such property is reflected on the Company's books at a value that differs from its adjusted basis as permitted or required under Treasury Regulations Section 1.704-1(b)(2)(iv)(d) or (f), over the adjusted "book value" of the assets computed as required under Treasury Regulations Section 1.704-2(d)(3).

[2] "Member Nonrecourse Debt Minimum Gain" means an amount determined in accordance with Treasury Regulations Section 1.704-2(i)(3) (substituting the phrase Member for partner therein) with respect to each Member Nonrecourse Debt that would be Company Minimum Gain if such Member Nonrecourse Debt were a Nonrecourse Liability.

[3] "Member Nonrecourse Loan" means a loan to, or credit arrangement for the benefit of, the Company by a Member or by a person related to a Member (as defined in Treasury Regulations Section 1.752-4(b) (substituting the phrase Member for partner therein)), which by its terms exculpates the Members from personal liability on the debt, but under which such Member or related person bears the ultimate economic risk of loss within the meaning of Treasury Regulations Section 1.752-2 (substituting the word Member for partner therein).

(c)   Any Member Nonrecourse Deduction, as defined in Treasury Regulations Section 1.704-2(i)(2) (substituting the phrase Member for any references therein to a partner) shall be allocated to the Member who bears the economic risk of loss with respect to the loan giving rise to such deduction within the meaning of Regulations Section 1.752-2(a).

(d)   For purposes of calculating the Members' shares of "excess nonrecourse liabilities" of the Company (within the meaning of Treasury Regulation Section 1.752-3(a)(3)), the Members intend that they be considered as sharing the profits of the Company equally.

6.5   Other Allocation Rules.

(a)   In the event additional Members are admitted to the Company on different dates during any Fiscal Year, or their interests in the Company otherwise vary during the year, the Net Profits or Net Losses shall be allocated to the Members in accordance with Section 706 of the Code, using any convention permitted by law and selected by the Board.

(b)   For purposes of determining the Net Profits, Net Losses or any other items allocable to any period for which this Section 6.5 is applicable, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Section 706 of the Code and the Treasury Regulations.

(c)   Except as otherwise provided in this Operating Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Net Profits or Net Losses for the year.

(d)   Anything contained in this Operating Agreement to the contrary notwithstanding, if a Member unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that creates or increases a deficit Capital Account balance with respect to such Member, items of Company gross income and gain shall be specifically allocated to such Member in an amount and manner sufficient to eliminate such excess deficit Capital Account balance as quickly as possible; provided that an allocation pursuant to this Section shall be made only if, and to the extent that, such Member would have a deficit Capital Account balance after all other allocations provided for in this Article VI tentatively have been made as if this Section were not in the Agreement. This Section is intended to comply with, and shall be interpreted consistently with the "qualified income offset" provisions of the Treasury Regulations promulgated under Code Section 704(b).

6.6   Distributions and Compensation.

(a)   **Tax Distributions.** For any taxable year in which the Company allocates taxable income or gain to a Member for tax purposes, the Company will distribute to each Member, within ninety (90) days of the end of such taxable year of the Company (or at such earlier times as shall take into account required payments of estimated tax due from a Member with respect to the Company's taxable income or gain), cash out of the liquid assets of the Company in an amount equal to fifty percent (50%) of the greatest amount of taxable income or gain allocated to each (less other Distributions made to the Member during the tax year, if any). For purposes of computing the

12

cash Distributions described in the preceding sentence, taxable income or gain shall mean taxable income or gain for tax purposes. The foregoing percentage is intended to be reasonably equal to the tax rate applicable to the Members with respect to the Company's taxable income or gain and represents an assumed composite rate for federal, state and local income taxes and shall be adjusted from time to time to give appropriate effect to changes in federal, state or local income tax rates. If, at the time a Distribution is required for payment by any Member of taxes (including estimated taxes), the Company does not have sufficient liquidity to make the Distributions provided for in this Section 6.6(a), but its then current assets exceed its then current liabilities, it may borrow funds in an amount not to exceed the difference between such current assets and current liabilities for the purpose of making such Distributions.

(b) **Profit Distributions.** In addition to the Distributions made pursuant to Sections 6.6(a), the Board may (but are not required to) approve additional Distributions of cash to the Members from the remaining liquid assets of the Company, taking into consideration whether the cash remaining after such Distributions would provide sufficient cash reserves for the operations of the Company.

(c) **Guaranteed Payments.** Dr. Terry Zickerman will receive a minimum annual Guaranteed Payment for his management services as CEO in the following amount: 2018-$72,000; 2019 - $96,000, 2020 - $120,000; 2021 – $150,000, 2022 and subsequent years - $200,000. The Board may, at any time, establish Guaranteed Payments for other Members who performs management services for the Company. Notwithstanding the foregoing, (i) if the Board in its discretion determines that the payment of the Guaranteed Payment will result in the Company having insufficient cash reserves for its operations, the payment of the Guaranteed Payment will be deferred until such time that the Board determine that the payment thereof will not result in the Company having insufficient cash reserves for its operations and (ii) the Board, from time to time in its discretion, may adjust the amount of the Guaranteed Payments to reflect the value of the services provided by each Member, the Company's performance, liquidity and working capital requirements, and other relevant factors. Guaranteed Payments are intended to be supplemental to, and shall not be offset against, the receiving Member's right to participate in other Distributions made by the Company to the Members.

(d) Other Distributions. In addition to any Distributions made pursuant to Sections 6.6(a)-(c), the Board may (but is not required to) approve additional payments of cash to the Members from the remaining liquid assets of the Company out of their Capital Accounts, taking into consideration whether the cash remaining after such Distributions would provide sufficient cash reserves for the operations of the Company.

6.7 Offset. The Company may offset all amounts owing to the Company by the Members against any Distribution to be paid to such Member pursuant to Section 6.6.

6.8 Limitation Upon Distributions. No Distribution shall be declared or paid unless, after such Distribution is made, the assets of the Company are in excess of all liabilities of the Company. For such purposes, the Company's liabilities to Members on account of their Capital Accounts shall be disregarded (*i.e.*, not counted as liabilities of the Company).

6.9 Interest on and Return of Capital Contributions. No Member shall be entitled to interest on his Capital Account or to a return of his Capital Contribution, except as specifically set forth in this Operating Agreement. No Member shall be entitled to receive Distributions or a return of their Capital Account in any form other than cash.

ARTICLE VII
TRANSFERS OF MEMBERSHIP INTERESTS

7.1   Death of a Member.

(a)   Upon the death of a Class A-B Member, the Company shall have the right, but not an obligation, to purchase from the Member's estate or beneficiary or beneficiaries, as the case may be, all (but not less than all) of the deceased Member's Membership Interest, for the fair market value of the deceased Member's Ownership Interest, adjusted for Net profits and Net losses to the date of death. The Company may exercise its right by delivering written notice to the deceased Member's executor or personal administrator within ninety (90) days after the date of the deceased Member's death. Fair market value may be determined by agreement between the Company and the deceased Member's estate or beneficiar(ies), as the case may be. In the absence of an informal agreement as to fair market value, the Board shall hire an appraiser to determine fair market value. The cost of any appraisal shall be deducted from the fair market value to which the deceased Member's estate or beneficiary or beneficiaries is or are entitled. The closing of the purchase of the deceased Member's Membership Interest shall occur within thirty (30) days after fair market value is determined. The purchase price will be paid to the deceased Member's estate or beneficiar(ies), as the case may be, over a three (3) year period in twelve (12) equal installments quarterly, with the first installment being due sixty (60) days after the purchase is consummated, and continuing on the first day of each subsequent calendar quarter until paid in full. Prior to the completion of such purchase, the deceased Member's estate or beneficiary or beneficiaries shall have no right to become a Member, and shall only have the rights of an assignee and be entitled only to receive the allocation of Net Profits and Distributions which the deceased Member would otherwise have been entitled.

(b)   If the Company does not exercise its rights to purchase the deceased Member's Membership Interest provided for in Section 7.1(a), then the Membership Interest shall be Transferred to the deceased Member's heirs or legatees, as the case may be, subject to such persons agreeing in writing to become party to this Agreement. If such Persons do not deliver the required written agreement to the Company, then they shall have no right to become a Member, and shall only have the rights of an assignee and be entitled only to receive the allocation of Net Profits and Distributions which the deceased Member would otherwise have been entitled

(c)   The Company, in its or their discretion, may purchase insurance on the lives of any of the Members, with the Company named as the beneficiary, as the purchaser may decide, and may (but is not obligated to) use all or any of the proceeds from such insurance as a source of proceeds from which the deceased Member's Membership Interest may be purchased by the Company.

7.2   Transfers by Class A-B Members. Except for Permitted Transfers and subject to the rights of Class C Members set forth in Section 3.4(c), if a Class A-B Member receives a Purchase Offer for all or a portion of his Class A-B Units (the "**Offered Units**") that he desires

to accept, he must deliver a Transfer Notice to the Founders. The Founders shall have an option to purchase all (but not less than all) of the Offered Units on the terms stated in the Transfer Notice, which may be exercised by the Founders by delivering a Transfer Notice Acceptance to the initiating Class A-B Member within thirty (30) days from the Founder's receipt of the Transfer Notice (the "**Acceptance Period**"). If more than one (1) Founder delivers a Transfer Acceptance Notice in a timely manner, then the Offered Units shall be allocated between them as they may agree, or if they cannot agree, then proportionately between them in accordance with the number of Class A-B Units then owned by them. A closing of the purchase of the Offered Units will take place no later than sixty (60) days from the date of the Founder's receipt of the Transfer Notice. If neither of the Founders delivers a Transfer Notice prior to the expiration of the Transfer Period then the Initiating Member will be permitted to sell the Offered Units to the Transferee identified in the Transfer Notice on the terms set forth therein. Notwithstanding the foregoing, if a Founder at any time ceases to be a Member, the rights granted to him under this Section 7.2 will be deemed void.

      7.3   **No Liens.** Members may not pledge, hypothecate or otherwise cause any lien or other encumbrance to be placed on their Membership Interest without the prior approval of the Board.

      7.4   **Involuntary Transfer of a Membership Interest.** In the event of an Involuntary Transfer, the Transferee shall only have the rights of an assignee, and shall have no right to become a Member, or to participate in the management of the business and affairs of the Company as a Member under any circumstances, and shall be entitled only to receive the allocation of Net Profits and Net Losses and Distributions to which the Involuntary Transferor would otherwise have been entitled. The Company may elect by delivering written notice to the Transferee to purchase all or any part of Membership Interest that was the subject of the Involuntary Transfer at a price that is equal to one-half (1/2) of the book value of such interest, adjusted for Net Profits and Net Losses to the date of purchase. The Members agree that such valuation is a good-faith attempt at fixing the value of the Membership Interest of the Involuntary Transferor, after taking into account that the interest does not include all of the rights of a Member, and after deducting any amounts owed to the Company by the Involuntary Transferor.


ARTICLE VIII
ACCOUNTING, RECORDS AND REPORTING


      8.1   **Books and Records.** The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Board may determine to be convenient and advisable. The Company shall maintain at its principal office all of the following: a current list of the full name and last known business or residence address of each Member in the Company set forth in alphabetical order, together with, for each Member, the Units held by them, their Capital Account, including entries to these accounts for Capital Contributions, Distributions and allocations of Net Profits and Net Losses, and their Ownership Percentage Ownership; a copy of the Certificate of Formation and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto have been executed; copies of the

Company's federal, state and local income tax or information returns and reports, if any, for the six most recent taxable years; a copy of this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed; copies of the financial statements of the Company, if any, for the six most recent Fiscal Years; the Company's books and records as they relate to the internal affairs of the Company for at least the current and past four Fiscal Years; true and full information regarding the status of the business and financial condition of the Company; and true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

8.2   Inspection of Books and Records. Each Member has the right, on reasonable request for purposes reasonably related to the interest of the person as a Member, to: (a) inspect and copy during normal business hours any of the Company's records described in Section 7.1; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

8.3   Accountings. As soon as is reasonably practicable after the close of each Fiscal Year, but not later than 120 days after the close, the Board shall make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that Fiscal Year and shall prepare or cause to be prepared a balance sheet as of the end of such Fiscal Year, a profit and loss statement for that Fiscal Year and a statement of Members' equity showing the respective Capital Accounts of the Members as of the close of such Fiscal Year, the Distributions, if any, to Members during such Fiscal Year, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Board shall furnish to each Member. In addition, the Company shall furnish to each Member information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company shall also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, Net Profits and Net Losses during such Fiscal Year shall be ascertained and credited or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

8.4   Tax Returns and Other Filings. The Board, at Company's expense, shall cause the income tax returns and other applicable tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Board, at Company expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Certificate of Formation and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations.

8.5   Bank Accounts. The Company shall maintain its funds in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person.

8.6   Tax Matters Partner. The Board may, in its exclusive discretion, appoint, remove and replace a Tax Matters Partner at any time or times. The Board shall from time to time cause the Company to make such tax elections as they deem to be in the interests of the

Company and the Members generally. The Tax Matters Partner, as defined in Internal Revenue Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith. The initial Tax Matters Partner shall be Dr. Terry Zickerman.

8.7   Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a)   To adopt the calendar year as its taxable year;

(b)   To adopt a method of accounting determined by the Board from time to time, and to keep the Company's books and records on such income tax method;

(c)   If a Distribution as described in Section 734 of the Code occurs or if a Transfer of a Membership Interest described in Section 743 of the Code occurs, upon the written request of any Member that is consented to by the Board, to elect to adjust the basis of the property of the Company pursuant to Section 754 of the Code; and

(d)   Any other election that the Board may deem appropriate.

Neither the Company nor any Member may make an election for the Company to be excluded from the application of Subchapter K of Chapter 1 of Subtitle A of the Code or any similar provisions of applicable state law, and no provisions of this Agreement shall be interpreted to authorize any such election.

ARTICLE IX
DISSOLUTION AND WINDING UP

9.1   Dissolution. The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: the entry of a decree of judicial dissolution pursuant to the Act; or the approval of the Board.

9.2   Winding Up. On the occurrence of an event specified in Section 8.1, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Board shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the assets and liabilities of Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in Section 9.4. The Board shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Managers shall be entitled to reasonable compensation for such services.

9.3   Distributions in Kind. Any non-cash assets distributed to the Members shall first be valued at their fair market value to determine the profit or loss that would have resulted if such assets were sold for such value. Such profit or loss shall then be allocated pursuant to this Agreement, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged against the Capital Account of each Member receiving an interest in a distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Board in the exercise of its reasonable judgment. The Board may retain an independent appraiser recognized as an expert in valuing the type of asset involved for the purpose of determining fair market value. The costs of the appraiser shall be paid by the Company.

9.4   Order of Payment of Liabilities on Dissolution. After a determination that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in accordance with Section 3.4(a).

9.5   Adequacy of Payment. The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, shall have been adequately provided for if payment thereof shall have been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members to be adequate at the time of any distribution of the assets pursuant to this Section. This Section shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

9.6   Compliance with Regulations. All payments to the Members on the winding up and dissolution of Company shall be strictly in accordance with the positive capital account balance limitation and other requirements of Regulations Section 1.704-1(b)(2)(ii)(d), as the Board deem appropriate.

9.7   Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance and shall have no recourse for such Member's Capital Account (on dissolution or otherwise) against any other Member.

9.8   Certificate of Cancellation. The Board conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the Delaware Secretary of State, a certificate of cancellation of the Certificate on the completion of the winding up of the affairs of the Company.

ARTICLE X
MISCELLANEOUS

10.1   Notices. Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by facsimile if receipt is acknowledged by the addressee, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, or three business days after being mailed by first class mail, charges and postage prepaid, properly addressed to the party to receive such notice at the address set forth in the Company's records.

10.2 **Severability.** If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

10.3 **Binding Effect.** Subject to Article VII, this Agreement shall bind and inure to the benefit of the parties and their respective successors, assigns, executors, administrators, personal representatives, heirs and legatees.

10.4 **Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.5 **Entire Agreement.** This Agreement contains the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, understandings and agreements between or among the parties, regarding the subject matter hereof.

10.6 **Further Assurances.** Each Member shall provide such further information with respect to the Member as the Company may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

10.7 **Headings; Gender; Number; References.** The headings of the Sections hereof are solely for convenience of reference and are not part of this Agreement. As used herein, each gender includes each other gender, the singular includes the plural and vice versa, as the context may require. All references to Sections and subsections are intended to refer to Sections and subsections of this Agreement, except as otherwise indicated.

10.8 **Parties in Interest.** Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other than the Members and their respective Successors nor shall anything in this Agreement relieve or discharge the obligation or liability of any third Person to any party to this Agreement, nor shall any provision give any third Person any right of subrogation or action over or against any party to this Agreement.

10.9 **Amendments.** All amendments to this Agreement shall be in writing and shall require the approval of the holder(s) of a majority of the issued and outstanding Units.

10.10 **Waivers.** No course of performance or other conduct subsequently pursued or acquiesced in, and no oral agreement or representation subsequently made by the Members, whether or not relied or acted upon, and no usage of trade, whether or not relied or acted upon, shall amend this Agreement or impair or otherwise affect any Member's obligations pursuant to this Agreement or any rights and remedies of a Member pursuant to this Agreement. No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by such Member and specifically referring to each such right or remedy being waived.

10.11 Attorneys' Fees. In any dispute between or among the Company and one or more of the Members, the prevailing party or parties in such dispute shall be entitled to recover from the non-prevailing party or parties all reasonable fees, costs and expenses including, without limitation, attorneys' fees, costs and expenses, all of which shall be deemed to have accrued on the commencement of such action, proceeding or arbitration. Attorneys' fees shall include, without limitation, fees incurred in any post-award or post-judgment motions or proceedings, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery, and bankruptcy litigation, and prevailing party shall mean the party that is determined in the arbitration, action or proceeding to have prevailed or who prevails by dismissal, default or otherwise.

10.12 Remedies Cumulative. All remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Member may be lawfully entitled.

10.12 Jurisdiction and Venue/Equitable Remedies. The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Agreement shall be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of Delaware. Each Member agrees not to commence any action, suit or other proceeding arising from, relating to, or in connection with this Agreement except in such a court and each Member irrevocably and unconditionally consents and submits to the personal and exclusive jurisdiction of such courts for the purposes of litigating any such action, and hereby grants jurisdiction to such courts and to any appellate courts having jurisdiction over appeals from such courts or review of such proceedings. Because the breach of the provisions of this Section would cause irreparable harm and significant injury to the Company and the other Members, which would be difficult to ascertain and which may not be compensable by damages alone, each Member agrees that the Company and the other Members will have the right to enforce the provisions of this Section by injunction, specific performance or other equitable relief in addition to any and all other remedies available to such party or parties without showing or proving any actual damage to such parties. Members will be entitled to recover all reasonable costs and expenses, including but not limited to all reasonable attorneys' fees, expert and consultants' fees, incurred in connection with the enforcement of this Section.

10.13 Effect on Operating Agreement. The First Amended and Restated Operating Agreement is hereby superseded by this Agreement and shall have no further force and effect.

- Signatures appear on the next page -

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

CLASS A-B MEMBERS



_____
Terry Zickerman



_____
Stephen A. Liaci



_____
Andrew Pillarella



_____
Jordan Brand

COMPANY:

_____
By: Terry Zickerman
Its: Manager and Chief
Executive Officer

SCHEDULE A
MEMBERS

Member's Name	Class A-B Units	Percentage Ownership Interest
Terry Zickerman	16,921,904	76.9177
Stephen A. Liaci	4,230,476	19.2294
Andrew Pillarella	423,810	1.9264
Jordan Brand	423,810	1.9264
Total:	22,000,000	100

SCHEDULE B

DEFINITIONS

"**Affiliate**" means, with respect to any Member or Manager, any corporation, limited liability company, partnership, or other entity, in which the Member or Manager or Immediate Family Member of any of them either directly or indirectly has an Membership Interest of at least 25%.

"**Agreement**" means this Second Amended and Restated Operating Agreement of the Company to which this Schedule B is appended, as it may be amended from time to time.

"**Board**" means the Board of Managers of the Company.

"**Capital Account**" means an account to which the Capital Contribution to the Company by a Member is credited and to which further adjustments are made pursuant to this Operating Agreement, in accordance with the Code and the Treasury Regulations.

"**Capital Contribution**" means any contribution by a Member to the capital of the Company in cash or property (including goodwill).

"**Certificate of Formation**" means the Certificate of Formation the Company, as filed with the Secretary of State of Delaware on September 17, 2012, as it may be amended from time to time.

"**Change in Control**" means the direct or indirect acquisition (or series of related acquisitions) by any Person of voting securities in the Company if the percentage of voting securities in the Company owned directly or indirectly by such acquiring Person and all Affiliates of such acquiring Person immediately after such acquisition (or series of related acquisitions) in the aggregate is more than 50% of the issued and outstanding securities in the Company; provided that there is no Change in Control if such acquiring Person and all Affiliates of such acquiring Person owned directly or indirectly immediately prior to such acquisition (or series of related acquisitions) in the aggregate more than 50% of the issued and outstanding securities in the Company. For purposes of this definition, the term "acquisition" means any transaction resulting in any change in the respective ownership of securities in the Company, including a purchase, exchange, gift, redemption, merger, consolidation, issuance of securities and the exercise of an option or warrant or similar right. For purposes of this definition, the term "securities" includes common stock, preferred stock, partnership interests, limited liability company member interests and any other ownership interests (including instruments convertible or exchangeable into ownership interests) in the Company which entitles the owner or holder thereof to elect or appoint the board of directors, the board of managers, the board of governors or any other comparable managing board, officer, manager or person of the Company.

"**Class A Member**" means a Member owning a Class A Membership Interest.

"Class A Membership Interest" means a Membership Interest having the rights and privileges of such Membership Interest set forth in the First Amended and Restated Operating Agreement.

"Class A-B Member" means a Member owning a Class A-B Membership Interest.

"Class A-B Membership Interest" means a Membership Interest having the rights and privileges of such Membership Interest set forth in this Agreement.

"Class B Member" means a Member owning a Class B Membership Interest.

"Class B Membership Interest" means a Membership Interest having the rights, privileges and restrictions associated with such Membership Interest set forth in the First Amended and Restated Operating Agreement.

"Class C Member" means a Member owning a Class C Membership Interest.

"Class C Membership Interest" means a Membership Interest having the rights and privileges of such Membership Interest set forth in this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended, or any superseding federal revenue statute.

"Co-Sale Notice" means a written notice provided by a Founder to the Class C Members setting forth the following details regarding a Purchase Offer: the identity of the party that provided the Purchase Offer; the number and type of Units to be sold by the Founder and the percentage of the Founder's total Units represented by the Units to be sold pursuant to the Purchase Offer; the proposed amount and form of consideration to be paid to the Founder (including the fair market value of any non-cash consideration); and all other material terms of the Purchase Offer.

"Co-Sale Acceptance Notice" means a written notice provided by a Class C Member to a Founder confirming the Class C Member's interest in participating in a transaction set forth in a Co-Sale Notice and setting forth the number and type of Units that the Class C Member desires to sell in such transaction.

"Company" means Love Sun Body LLC, a Delaware limited liability company.

"Delaware Act" means the Delaware Limited Liability Company Law (currently Chapter 18 of Title 6 of the Delaware Code), as it may be amended from time to time.

"Distribution" means any cash and other property paid pursuant to Section 6.6.

"Drag-Along Notice" means a written notice delivered by Drag-Along Sellers to the other Members setting forth the principal terms and conditions of a proposed Drag-Along Transfer, including the name of the purchaser, the number and class(es) of Units proposed to be Transferred by the Drag-Along Sellers, the purchase price per Unit proposed to be paid therefor (including the Drag-Along Sellers' good faith estimate of the fair market value of any non-cash consideration) and the payment terms and type of Transfer to be effectuated

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"Drag-Along Sellers" mean the Members that initiate a Drag-Along Transfer by delivering a Drag-Along Notice.

"Drag-Along Transfer" means a Transfer in which one or more Members desire to sell Units constituting fifty percent (50%) or more of the aggregate issued and outstanding Units of all classes.

"Effective Date" means the date first stated in this Agreement.

"Excluded Issuances" mean equity options issued to employees and Board members of the Company, warrants issued to consultants to the Company and the Company's business partners as part of a strategic transaction, and any Units or other securities issued upon the exercise of any of the foregoing, or that are directly issued to any of the foregoing in lieu of compensation.

"First Amended and Restated Operating Agreement" means the First Amended and Restated Operating Agreement of the Company among its Members dated March 30, 2016.

"Fiscal Year" means the fiscal year of the Company, which shall be the calendar year ending December 31.

"Founders" means Terry Zickerman and Stephen Liaci.

"Guaranteed Payment" means annual compensation to be paid to Members that provide management or other services to the Company.

"Immediate Family Member" means, with respect to a Member, a spouse, life partner, parent, lineal descendent or sibling of such Member, or a parent, lineal descendent or sibling of the Member's spouse or life partner, including but not limited to persons having such relationship by virtue of legal adoption of the Member.

"Involuntary Transfer" means the involuntary Transfer of a Member's Units to another Person, either directly or indirectly, or the occurrence of any event which would result in an involuntary Transfer of the Units by operation of law to another Person, including but not limited to foreclosure on a lien, pledge or other encumbrance, seizure, divorce and settlement of any legal action, but excluding Transfers resulting from the death of a Member.

"Involuntary Transferor" means a Member whose Membership Interest is Transferred due to an Involuntary Transfer.

"Liquidity Event" means the consummation of any of the following events involving the Company: (i) dissolution; (ii) the sale of all or substantially all of its assets to one or more purchasers in a single or series of transactions; (iii) the sale of all or substantially all of the issued and outstanding Membership Interests in a single or series of transactions; and (iv) a merger which results in a Change in Control of the Company, excluding mergers in which the Members receive non-cash consideration.

"Manager" mean a Person elected to serve as a member of the Board of Managers.

"**Member**" means a Person that owns a Membership Interest, and "<u>Members</u>" means all of the persons that hold Membership Interests, collectively.

"**Membership Interest**" (i) with respect to any Member, means the Member's right to enjoy the benefits associated with being a Member of the Company, including, the Member's right to receive an allocation of profits and losses of the Company, and the right to receive Distributions (including any Distributions resulting from the dissolution and liquidation of the Company) and (ii) with respect to the Company, means the aggregate interests of all of the Members.

"**Net Profits**" and "**Net Losses**" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or losses), with the following adjustments:

  (i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses shall be added in computing such taxable income or loss;

  (ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv), and not otherwise taken into account in computing Net Profits or Net Losses shall be subtracted in computing such taxable income or loss;

  (iii) In the event the book value of any Company asset is adjusted, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

  (iv) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its adjusted book value;

  (v) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such Fiscal Year or other period based upon the adjusted book value of the asset; and

  (vi) Notwithstanding any other provision herein, any items which are specially allocated under Sections 6.2 and 6.4 of this Agreement shall not be taken into account in computing Net Profits or Net Losses; and

"**New Securities**" mean any Units or other securities issued by the Company from time to time, excluding Excluded Securities.

"**Ownership Percentage**" with respect to each Member means the percentage produced by dividing the number of Units owned by the Member by the total of all issued and outstanding Units.

"**Permitted Transfer**" means (i) any Transfer of Units between Class A-B Members, (ii) any Transfer of a Membership Interest by a Member for estate planning purposes and (iii) any Transfer of a Membership Interest by a Member to an Immediate Family Member, to any corporation, limited liability company or other business entity in which the Member owns a majority interest, (iv) any Transfer of Units by a Member to a trust, IRA or other investment or tax planning vehicle for the benefit of such Member or (v) any Transfer by a Member of less than five percent (5%) of such Member's aggregate holdings of Units.

"**Person**" means any individual, corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

"**Pro-rata Share**" means the percentage of the Company's issued and outstanding Units on a fully diluted basis represented by the number of Class C Units owned by a particular holder of Class C Units.

"**Purchase Offer**" means a bona fide written offer by a third party to purchase all or a portion of the Membership Interest of a Member.

"**Transfer**" or "**Transferred**") means any direct or indirect sale, exchange, Transfer, gift, encumbrance, assignment, pledge, mortgage, hypothecation or other disposition, whether voluntary or involuntary.

"**Transfer Notice**" means a written notice provided by a Class A-B Member to the Founders setting forth the following details regarding a Purchase Offer: the identity of the party that provided the Purchase Offer; the number and type of Class A-B Units to be sold by the Class A-B Member; the proposed amount and form of consideration to be paid to the Class A-B Member (including the fair market value of any non-cash consideration); and all other material terms of the Purchase Offer.

"**Transfer Acceptance Notice**" means a written notice provided by a Founder to a Class A-B Member confirming the Founder's interest in purchasing the Class A-B Units set forth in a Transfer Notice.

"**Transferee**" means a Person to whom a Membership Interest is Transferred.

"**Treasury Regulations**" shall mean all proposed, temporary and final regulations promulgated under the Code, as amended from time to time, and promulgated by the United States Department of the Treasury and published in the Federal Registrar for the purpose of interpreting and applying the provisions of the Code, as amended from time to time, including corresponding provisions of applicable successor regulations.

"**Unit**" shall mean the form of equity representing a Membership Interest issued by the Company. Units may be of such Classes and with such rights as set forth in this Agreement.

SCHEDULE C

CONVERSION OF CLASS A AND CLASS B MEMBERSHIP INTERESTS

Member	Current Units	Current Percentage	New Class A-B Units
Terry Zickerman	75.464	0.769177	16,921,904
Stephen A. Liaci	18.866	0.192294	4,230,476
Andrew Pillarella	1.89	0.019264	423,810
Jordan Brand	1.89	0.019264	423,810
Total	98.11		22,000,000.00

AMENDMENT NUMBER TWO
TO
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

LOVE SUN BODY LLC

September 16, 2019

FIRST AMENDMENT TO
SECOND MENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

LOVE SUN BODY LLC

September 16, 2019

LOVE SUN BODY LLC

AMENDMENT NUMBER ONE
TO
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

AMENDMENT NUMBER ONE dated as of March 1, 2018 to the AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of LOVE SUN BODY LLC, a Delaware limited liability company (the "**Company**"), dated September 1, 2017.

RECITALS

WHEREAS, the undersigned are the Members of the Company and are parties to the Company's Amended and Restated Limited Liability Company Agreement dated as of September 1, 2018 (the "**LLC Agreement**");

WHEREAS, the Members have agreed to amend the LLC Agreement as set forth below;

NOW THEREFORE, in consideration of the foregoing and the mutual promises of the parties set forth herein and in the LLC Agreement, the parties agree as follows:

1. All capitalized terms used in this Amendment Number One and not otherwise defined have the meanings set forth in the LLC Agreement.

2. The following is added to the LLC Agreement as Section 3.4(d):

    (d) **Anti-Dilution Rights**. Holders of Class C Units are entitled to anti-dilution rights as set forth in Schedule D to this Agreement.

3.   Subject to the modifications set forth in this Amendment Number One, the LLC Agreement remains in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the undersigned have executed this Amendment Number One as of March 1, 2018.

CLASS A-B MEMBERS

Terry Zickerman
Terry Zickerman (Mar 7, 2018)

Terry Zickerman

Steve
Steve Liaci (Mar 7, 2018)

Stephen A. Liaci

Andrew Pillarella
Andrew Pillarella (Mar 7, 2018)

Andrew Pillarella

J.B.
Jordan Brand (Mar 7, 2018)

Jordan Brand

COMPANY

Love Sun Body LLC

Terry Zickerman
By: Terry Zickerman (Mar 7, 2018)

Terry Zickerman
Manager and Chief Executive Officer

SCHEDULE D

Definitions

As used in this Schedule D:

"Excluded Units" mean (i) Units issuable upon the exercise of options and warrants granted by the Company to employees, officers, managers or consultants having an exercise price of at least the fair market value of the underlying Units on the date of grant; (ii) Units issued in connection with any business transaction authorized by the Managers, including but not limited to a strategic alliance or joint venture; (iii) Units issued as an "equity kicker" to lenders, brokers, finders and certain other commercial entities from time to time; (iv) Units issued in connection with hiring, engaging or retaining any employee or consultant of the Company.

"Fully Diluted Basis" means a calculation of the issued and outstanding Membership Interests of the Company assuming that all options, warrants and other securities then exercisable for Units are exercised.

"Original Issuance Price" means the price per Unit at which Class C Units are originally sold by the Company.

Weighted Average Anti-Dilution Methodology

If the Company shall at any time, or from time to time, issue any Units, other than Excluded Units, at a price below the Original Issuance Price, then the Company shall issue additional Class C Units to each Class C Member, with the number of Units to be issued to be determined by the following formula:

        (1)   Step One: Divide

        (A)   an amount equal to the sum of (x) the total number of Units outstanding immediately prior to such issuance on a Fully Diluted Basis multiplied by the Original Issuance Price and (y) the consideration received by the Company for the new issuance, by

        (B)   the total number of Units outstanding on a fully-diluted basis immediately after the issuance of such new Units;

        (2)   Step Two: Multiply

        (A)   the aggregate purchase price paid by the original holder of Class C Units to the Company by

        (B)   the product obtained in Step One; and

        (3)   Step Three: Subtract [A] the product obtained in Step Two from [B] the number of Class C Units originally issued to the Class C Member.

By way of example only, assume that (1) the Company has issued and outstanding 7,500,000 Units on a Fully Diluted Basis, (2) Class C Units are sold for an Original Issuance Price of $1.00 per Unit, (3) After the issuance of Class C Units, the Company subsequently creates a Class D Membership Interest Unit and sells 200,000 Class D Units at a price of $.50 per Unit. Following the anti-dilution formula set forth above, and (4) a particular Class C Member previously purchased 100,000 Class C Units for $100,000. To determine the number of additional Class C Units to be issued to that Class C Member:

Step One: 7,500,000 [Units outstanding prior to the new issuance] multiplied by $1.00 [Original issuance Price] plus $100,000 [consideration received in the new offering] = 7,600,000; divided by 7,700,000 [Units outstanding after the new issuance] = .9870129

Step Two: Multiply $100,000 [the Class C Member's aggregate purchase price] by .9870129 = 98,701.29

Step Three: 100,000 [number of Class C units issued to the Class C Member] – 98,701.29 = 1,298.71.

Therefore, in the foregoing example, the Class C Member would be entitled to an additional 1,298.71 Class C Units, rounded up to 1,299 (see below).

If, at any time after the issuance of Class C Units, the number of Units outstanding is increased by a subdivision or split-up of Units, then the Original Issuance Price shall be proportionately decreased in proportion to the increase in the Units. For example, if a Class C Member paid $1.00 per Class C Unit for 100,000 Class C Units, and if there is a 2 for 1 split that results in those Class C Units being converted into 200,000 Units, then the Original Issuance Price for the purpose of this Exhibit shall be reduced to $.50.

If, at any time after the issuance of Class C Units, the number of Units outstanding is decreased by a combination of the outstanding Units, then, the Original Issuance Price shall be proportionately increased in proportion to the decrease in the Units. For example, if a Class C Member paid $1.00 per Class C Unit for 100,000 Class C Units, and if there is a 1 for 2 reverse split that results in those Class C Units being converted into 50,000 Units, then the Original Issuance Price for the purpose of this Exhibit shall be increased to $2.00.

No adjustment in the Original Issuance Price shall be required unless such adjustment would require an increase or decrease of at least $0.01.

No fractional Unit shall be issued. If as a result of the application of the foregoing calculations a Class C Member is entitled to a fractional Class C Unit, it shall be rounded to the nearest whole number.

FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
LOVE SUN BODY LLC

FIRST AMENDMENT dated as of September 16, 2019 to the SECOND AMENDED AND RESTATED OPERATING AGREEMENT of LOVE SUN BODY LLC, a Delaware limited liability company (the "Company") dated as of September 1, 2017, by and among the Members of the Company.

W I T N E S S E T H:

WHEREAS, the Members have entered into the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") as of September 16, 2019;

WHEREAS, in connection with the sale and issuance of Class D Membership Interests, the Members desire to amend the LLC Agreement;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Members agree as follows:

ARTICLE I
DEFINITIONS

1. **Effect of Amendment.** Subject to modifications set forth in this Amendment No. 1, the LLC Agreement remains in full force and effect. This Amendment No. 1 has been approved and executed by Members holding a majority of the issued and outstanding Units as required by Section 10.9 of the LLC Agreement.

2. **Amendment of Section 3.4.** Section 3.4 of the LLC Agreement is amended in its entirety to read as follows:

> **3.4 Rights of Class C Members and Class D Members.** In addition to the general rights and privileges associated with all Membership Interests of the Company, Class C and Class D Members shall have the following rights:
>
> (a) **Liquidation Preference.** Upon the occurrence of a Liquidity Event, the Company shall make Distributions of the net proceeds thereof, after the payment of all of the Company's debts, as follows:
>
> (i) *first*, to the Class C Members and Class D Members, until each Class C Member and Class D Member has received an aggregate amount equal to the original purchase price he, she or it paid for their Class C Membership Interest or Class D Membership Interest, taking into account any Distributions made to the Class C Member or Class D Member prior to the Liquidity Event; and
>
> (ii) *second*, to all Members with positive Capital Account balances (if the

available proceeds are insufficient to make all such payments, the available proceeds shall be allocated proportionately among Members with positive Capital Account balances, with the amount to be paid to each such Member to be determined by multiplying (a) the total proceeds available for Distribution to the Members with positive Capital Account balances by (b) a fraction, the numerator of which is the particular Member's positive Capital Account balance, and the denominator of which is the total of all positive Capital Account balances; and

(iii)   third, to all Members, in proportion to their respective Membership Interests.

In the event any Class C Membership Interest or Class D Membership Interest is Transferred, upon a Liquidity Event the Transferee's preference payment pursuant to clause (i) above shall be equal to the original purchase price paid by the original owner of the Transferred Membership Interest less any Distributions made with respect to the Transferred Membership Interest to any owner thereof from the date of its original issuance through the date of the Liquidity Event.

(b)   **Pre-emptive Rights**. If the Company issues any New Securities, Class C Members and Class D Members shall have the right to purchase their Pro-rata Share of the total number of New Securities to be offered for the same price and on the same terms that the New Securities will be offered to other investors. If the Company intends to make an offering of New Securities it will deliver written notice thereof to the Class C Members and Class D Members stating the principal terms of the offering and the holder's Pro-rata Share. Class C Members and Class D Members may elect to exercise their right to participate in the purchase of New Securities by delivering a written notice of exercise to the Company not later than 15 days after its receipt of the Company's notice. If any Class C Member or Class D Member does not exercise its rights under this Section 3.4(b) in any particular instance in which the Company offers New Securities, such decision not to exercise their rights shall not constitute a waiver of such rights with respect to any subsequent issuance by the Company of New Securities.

(c)   **Co-Sale Rights**. If at any time a Founder receives a Purchase Offer that the Founder desires to accept, and no Drag-Along Notice has been provided with respect to the intended transaction, the Founder shall deliver a Co-Sale Notice to each Class C Member and Class D Member. Each Class C Member shall have the right to require the prospective purchaser to purchase a portion of the Class C Member's Class C Units, and each Class D Member shall have the right to require the prospective Purchaser to purchase a portion of the Class D Member's Class D Units, equivalent to the portion of the Founder's Units proposed to be sold by him. For example, if a Co-Sale Notice provides for the sale by a Founder of 25% of his Units, then each Class C Member and Class D Member shall be entitled to sell up to 25% of their Class C Units or Class D Units on the same terms. Any Class C or Class D Member that desires to exercise their right to sell Units pursuant to this Section 3.4(c) may do so by delivering a Co-Sale Acceptance Notice to the Founder that delivered the Co-Sale Notice not later than five (5) business days after their receipt of the Co-Sale Notice. Any failure by a Class C or Class D Member to deliver a Co-Sale Acceptance Notice prior to the expiration of the foregoing five (5) business day period shall be deemed to have waived their rights under this Section 3.4(c) with regard to the specific transaction set forth in the Co-Sale Notice. If the prospective purchaser does not desire to purchase all of the Units proposed for sale by the Founder and by Class C and Class D Members that exercise rights under this Section 3.4(c), then the number of Units that may be sold in the transaction by the Founder and each participating Class C Member and Class D Member shall be determined by multiplying (A) the total number of Units the purchaser is willing to purchase by (B) a fraction, the numerator of which is the number of Units desired to be sold by a particular Member that desires to participate in the transaction and the denominator of which is the total number of Units desired to be sold by all Members participating in the transaction. The execution of such documentation as may be requested by the purchaser of the Units shall be a condition to a Member's participation in a transaction under this Section 3.4(c). For clarification, the rights granted to Class C Members and Class D Members pursuant to this Section 3.4(c) shall not apply to Permitted Transfers.

3. **Definitions.** Capitalized terms used in this Amendment No. 1 and not otherwise defined have the meanings set forth in the LLC Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first stated above.

Terry Zickerman
Digitally signed by Terry Zickerman
Date: 2019.09.16 17:39:09 -04'00'

Terry Zickerman

Steve Liaci
Steve Liaci (Sep 16, 2019)

Stephen A. Liaci

3

FIRST AMENDMENT TO
SECOND MENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

OF

LOVE SUN BODY LLC

September 16, 2019

FIRST AMENDMENT TO
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
LOVE SUN BODY LLC

FIRST AMENDMENT dated as of September 16, 2019 to the SECOND AMENDED AND RESTATED OPERATING AGREEMENT of LOVE SUN BODY LLC, a Delaware limited liability company (the "Company") dated as of September 1, 2017, by and among the Members of the Company.

WITNESSETH:

WHEREAS, the Members have entered into the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") as of September 16, 2019;

WHEREAS, in connection with the sale and issuance of Class D Membership Interests, the Members desire to amend the LLC Agreement;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Members agree as follows:

ARTICLE I
DEFINITIONS

1. Effect of Amendment. Subject to modifications set forth in this Amendment No. 1, the LLC Agreement remains in full force and effect. This Amendment No. 1 has been approved and executed by Members holding a majority of the issued and outstanding Units as required by Section 10.9 of the LLC Agreement.

2. Amendment of Section 3.4. Section 3.4 of the LLC Agreement is amended in its entirety to read as follows:

3.4 Rights of Class C Members and Class D Members. In addition to the general rights and privileges associated with all Membership Interests of the Company, Class C and Class D Members shall have the following rights:

(a)   **Liquidation Preference.** Upon the occurrence of a Liquidity Event, the Company shall make Distributions of the net proceeds thereof, after the payment of all of the Company's debts, as follows:

(i)   *first*, to the Class C Members and Class D Members, until each Class C Member and Class D Member has received an aggregate amount equal to the original purchase price he, she or it paid for their Class C Membership Interest or Class D Membership Interest, taking into account any Distributions made to the Class C Member or Class D Member prior to the Liquidity Event; and

(ii)   *second*, to all Members with positive Capital Account balances (if the available proceeds are insufficient to make all such payments, the available proceeds shall be allocated proportionately among Members with positive Capital Account balances, with the amount to be paid to each such Member to be determined by multiplying (a) the total proceeds available for Distribution to the Members with positive Capital Account balances by (b) a fraction, the numerator of which is the particular Member's positive Capital Account balance, and the denominator of which is the total of all positive Capital Account balances; and

(iii)   third, to all Members, in proportion to their respective Membership Interests.

In the event any Class C Membership Interest or Class D Membership Interest is Transferred, upon a Liquidity Event the Transferee's preference payment pursuant to clause (i) above shall be equal to the original purchase price paid by the original owner of the Transferred Membership Interest less any Distributions made with respect to the Transferred Membership Interest to any owner thereof from the date of its original issuance through the date of the Liquidity Event.

(b)   **Pre-emptive Rights.** If the Company issues any New Securities, Class C Members and Class D Members shall have the right to purchase their Pro-rata Share of the total number of New Securities to be offered for the same price and on the same terms that the New Securities will be offered to other investors. If the Company intends to make an offering of New Securities it will deliver written notice thereof to the Class C Members and Class D Members stating the principal terms of the offering and the holder's Pro-rata Share. Class C Members and Class D Members may elect to exercise their right to participate in the purchase of New Securities by delivering a written notice of exercise to the Company not later than 15 days after its receipt of the Company's notice. If any Class C Member or Class D Member does not exercise its rights under this Section 3.4(b) in any particular instance in which the Company offers New Securities, such decision not to exercise their rights shall not constitute a waiver of such rights with respect to any subsequent issuance by the Company of New Securities.

(c)   **Co-Sale Rights.** If at any time a Founder receives a Purchase Offer that the Founder desires to accept, and no Drag-Along Notice has been provided with respect to the intended transaction, the Founder shall deliver a Co-Sale Notice to each Class C Member and Class D Member. Each Class C Member shall have the right to require the prospective purchaser to purchase a portion of the Class C Member's Class C Units, and each Class D Member shall have the right to require the prospective Purchaser to purchase a portion of the Class D Member's Class D Units, equivalent to the portion of the Founder's Units proposed to be sold by him. For example, if a Co-Sale Notice provides for the sale by a Founder of 25% of his Units, then each Class C Member and Class D Member shall be entitled to sell up to 25% of their Class C Units or Class D Units on the same terms. Any Class C or Class D Member that desires to exercise their right to sell Units pursuant to this Section 3.4(c) may do so by delivering a Co-Sale Acceptance Notice to the Founder that delivered the Co-Sale Notice not later than five (5) business days after their receipt of the Co-Sale Notice. Any failure by a Class C or Class D Member to deliver a Co-Sale Acceptance Notice prior to the expiration of the foregoing five (5) business day period shall be deemed to have waived their rights under this Section 3.4(c) with regard to the specific transaction set forth in the Co-Sale Notice. If the prospective purchaser does not desire to purchase all of the Units proposed for sale by the Founder and by Class C and Class D Members that exercise rights under this Section 3.4(c), then the number of Units that may be sold in the transaction by the Founder and each participating Class C Member and Class D Member shall be determined by multiplying (A) the total number of Units the purchaser is willing to purchase by (B) a fraction, the numerator of which is the number of Units desired to be sold by a particular Member that desires to participate in the transaction and the denominator of which is the total number of Units desired to be sold by all Members participating in the transaction. The execution of such documentation as may be requested by the purchaser of the Units shall be a condition to a Member's participation in a transaction under this Section 3.4(c). For clarification, the rights granted to Class C Members and Class D Members pursuant to this Section 3.4(c) shall not apply to Permitted Transfers.

3. **Definitions.** Capitalized terms used in this Amendment No. 1 and not otherwise defined have the meanings set forth in the LLC Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first stated above.

Terry Zickerman

Digitally signed by Terry Zickerman
Date: 2019.09.16 17:39:09 -04'00'

Terry Zickerman

Steve Liaci
Steve Liaci (Sep 16, 2019)

Stephen A. Liaci

3